Exhibit 99.1

SGOCO Group Receives

Non-Compliance Letter from NASDAQ

BEIJING, June 4, 2012 -- SGOCO Group, Ltd. (Nasdaq: SGOC), a company focused on building its own brands and retail distribution network in the Chinese flat panel display market, including monitors, TVs, and application specific products, today announced that it received a letter from The Nasdaq Stock Market indicating that as a result of the Company's failure to timely file its Form 20-F for the year ended December 31, 2011, the Company no longer complies with the Nasdaq requirements for continued listing set forth in Nasdaq Marketplace Rule 5250(c)(1), which requires the timely filing of periodic reports.

The Nasdaq Staff has exercised its discretionary authority under Nasdaq Marketplace Rule 5101 and requested the Company to submit its plan to regain compliance by June 12, 2012. The Nasdaq Marketplace Rules provide that the Staff can grant the Company an extension of up to 180 calendar days from the filing's due date to regain compliance. After submission and review of the plan, the Nasdaq Staff will determine whether or not to grant any additional time to file its Form 20-F and regain compliance as permitted under The Nasdaq Marketplace Rules or issue a Staff delist letter.

The Company plans to present its plan of compliance to Nasdaq and request continued listing pending the completion of the plan.

About SGOCO Group, Ltd.

SGOCO Group, Ltd. is focused on building its own brands and retail distribution network in the flat panel display market, including monitors, TVs, and application specific products. With a network of hundreds of SGOCO Image branded retail partners, the Company is rapidly expanding in China's tier 3 and tier 4 cities. By providing international standard quality products at competitive prices, the Company believes it is well positioned to take advantage of the emergence of China's new consumer culture. For more information about SGOCO, please visit http://www.sgocogroup.com.

Safe Harbor and Informational Statement

This press release contains "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical fact, including, without limitation, those with respect to the objectives, plans and strategies of the Company set forth herein and those preceded by or that include the words "believe," "expect," "anticipate," "future," "intend," "plan," "estimate" or similar expressions, are "forward-looking statements." Although the Company's management believes that such forward-looking statements are reasonable, it cannot guarantee that such expectations are, or will be, correct. These forward-looking statements involve a number of risks and uncertainties, which could cause the Company's future results to differ materially from those anticipated, including, without limitation, our ability to complete the audit of our consolidated financial statements promptly, our ability to regain compliance with the Nasdaq Capital Market continued listing requirements, our ability to prepare and submit a satisfactory compliance plan to Nasdaq on or before June 12, 2012 and the other risks as detailed in the Company's filings with the Securities and Exchange Commission ("SEC"). The Company's filings with the SEC are available at www.sec.gov. You are urged to consider these factors carefully in evaluating the forward-looking statements herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by this cautionary statement. The forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances, except as required by applicable laws or regulations

For investor and media inquiries, please contact:

SGOCO Group, Ltd. (China)	ICR, LLC
Bill Krolicki, VP of Finance	William Zima
Phone: +86-10-8587-0173	Phone: +86-10-6583-7511
Email: ir@sgoco.com
SGOCO Group Investor Relations Department
US: +1-646-328-2533